SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR March 30, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly Holding Company
Corporate Taxpayers’ Identification (CNPJ) 43.776.517/0001-80
Companies Registrar (NIRE) 35.3000.1683-1
SUBSCRIBED AND FULLY PAID CAPITAL: R$ 3,403,688,565.23

ANNUAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp are summoned for the Company’s Annual Shareholders Meeting to be held on April 30, 2004, at 09.00 a.m., at its headquarters, located at Rua Costa Carvalho, n° 300, in the city of São Paulo, in order to deliberate on the following agenda:

I.

To deliberate on the Manager Accounts and Financial Statements including the opinions of the Audit Committee and Independent Auditors, referring to the fiscal year of 2003, pursuant to the Management Report, Balance Sheet and corresponding explanatory notes;

II.	To deliberate on the profit allocation and the transfer of retained earnings balance to compose the investment reserve;

III.	To elect the effective and alternate members of the Board of Directors and Audit Committee;

IV.	To establish the compensation amount of the members of the Board of Executive Officers, Board of Directors and Audit Committee.

General Instructions:
Pursuant to CVM Instructions # 165/91 and 282/98, for adopting a cumulative voting procedure in the Meeting, it is mandatory the attendance of shareholders representing a minimum percentage of 5% (five percent) of voting capital.

The powers of attorneys for representing the Shareholders at the Meeting should be delivered at the Company’s headquarters up to 24 hours prior to the Meeting. Shareholders participating into Stock Exchanges’ Shares Fungible Custody should deliver a statement, issued up to 2 (two) days prior to the occurrence of the meeting, stating their respective stock interest.

São Paulo, March 25, 2004

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.